August 16, 2019

Todd A. Norbe
President and Chief Executive Officer
BIOLASE, Inc.
4 Cromwell
Irvine, CA 92618

       Re: BIOLASE, Inc.
           Registration Statement on Form S-3
           Filed August 9, 2019
           File No. 333-233172

Dear Mr. Norbe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Mike Carroll, Esq.